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                                  EXHIBIT 20.2









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                   [RELIANCE STEEL & ALUMINUM CO. LETTERHEAD]

                                                                   NEWS RELEASE
--------------------------------------------------------------------------------


FOR IMMEDIATE RELEASE                      CONTACT: David H. Hannah
                                                    President
                                                    (213) 582-2272


                                                    Kim P. Feazle
                                                    Hill and Knowlton, Inc.
                                                    (213) 966-5721


                RELIANCE STEEL & ALUMINUM CO. ANNOUNCES AGREEMENT
                     TO ACQUIRE DURRETT SHEPPARD STEEL CO.;
                       NEW ENTRY INTO MID-ATLANTIC MARKET

         Los Angeles, CA -- January 14,1998 -- Reliance Steel & Aluminum Co. (NYSE:RS) announced today that has reached an agreement to acquire the assets and business of Durrett Sheppard Steel Co. (DSS), a privately-held metals service center company headquartered in Baltimore, Maryland, subject to completion of due diligence procedures and regulatory approval. The transaction is expected to be completed within 30 days. Terms were not disclosed.

         Current operating management will remain in place to operate the business. DSS's sales for its fiscal year ended September 30, 1997 were approximately $47 million. Durrett Sheppard Steel Co., founded in 1963, specializes in processing and distributing carbon steel plate, structurals and bar products. This acquisition represents Reliance's first purchase of a metals service center headquartered in the Mid-Atlantic area of the United States, further strengthening Reliance's presence and growth as a national company.




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         "Durrett Sheppard has a leadership position in their market, a reputation for excellent customer service, and is similar in operating philosophy to Reliance," said David H. Hannah, president of Reliance. "This acquisition enables us to penetrate a new and exciting market area, while also expanding our customer base."

         Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is one of the largest metals service center companies in the United States. Through a network of 44 metals service centers in 16 states, the Company provides value-added metals processing services and distributes a full line of over 20,000 metal products. These products include galvanized, hot-rolled and cold-finished steel; stainless steel; aluminum; brass; copper and alloy steel to more than 33,000 customers in various industries. Valex Corp., a 97%-owned subsidiary, is a leading domestic manufacturer and worldwide distributor of electropolished stainless steel tubing and fittings used in the construction and maintenance of semiconductor manufacturing plants.



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